1180 West Peachtree Street, Suite 1800 | Atlanta, GA 30309 | T 404.817.8500 | F 404.881.0470 Holland & Knight LLP | www.hklaw.com
Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

November 16, 2016

VIA EDGAR
==========
Ms. Lisa Larkin
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust
(File Nos. 333-159484 and 811-22298)

Dear Ms. Larkin:
At your request, we are submitting this letter on behalf of our client, Starboard Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the officers of the Trust, in connection with the review conducted by the Staff of the preliminary proxy statement filed on behalf of the Cavalier Funds (the "Funds") with the SEC by the Trust on September 29, 2016.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.	Comment. Please include the omitted fax number on the Notice of Meeting.
Response.  The disclosure has been disclosed as requested.
2.	Comment. Please change the reference to "series of the Trust" to "each a series of the Trust."
Response.  The disclosure has been disclosed as requested.
3.	Comment. Please update the record date.
Anchorage | Atlanta | Austin | Boston | Chicago | Dallas | Denver | Fort Lauderdale | Jacksonville | Lakeland | Los Angeles | Miami
New York | Northern Virginia | Orlando | Portland | San Francisco | Tallahassee | Tampa | Washington, D.C. | West Palm Beach

Ms. Lisa Larkin
Securities and Exchange Commission
November 16, 2016

Response.  The disclosure has been disclosed as requested.
4.	Comment. Please split approval of the advisory agreement on a per fund basis.
Response.  The disclosure has been disclosed as requested.
5.	Comment. Please clarify what management will propose if the increases in the management fee for certain funds are not approved.
Response.  The disclosure has been disclosed as requested.
6.	Comment. Please confirm that the final proxy card will be on a per fund basis.
Response.  The Registrant represents that the proxy card will indicate approvals on a per fund basis.
7.	Comment. Please resolve the telephone number differences.
Response.  The telephone numbers have been corrected.
8.	Comment. Please add the fax number in the Revocation of Proxy section.
Response.  The fax number has been added.
9.	Comment. Please update the Adviser's address.
Response.  The disclosure has been disclosed as requested.
10.	Comment. Please add numbers for the Proposals.
Response.  The proposals are now numbered.
11.	Comment. Please add disclosure under Item 6€ regarding Mr. Rutherford's acquisition if applicable.
Response.  The disclosure has been disclosed as requested.
12.	Comment. Please confirm if Section 15(f) applies to the change in control.
Response.  The requirements of Section 15(f) do not apply to the change of control due to Section 15(f)(4).
13.	Comment. Please disclose why the Board did not interview other advisers.
Response.  The disclosure has been disclosed to reflect that the Board did not consider alternative advisers as the Board had recently considered multiple advisers for the Funds in the prior year.

Ms. Lisa Larkin
 Securities and Exchange Commission
November 16, 2016

14.	Comment. Please add a footnote in the expense pro formas regarding the expense limitation agreement.
Response.  The disclosure has been revised as requested.
15.	Comment. Please switch the axis of the expense example.
Response.  The axis has been switched.
16.	Comment. Please confirm that the AFFE for the Hedged High Income Fund are included in the fee table.
Response.  The numbers for the Hedged High Income Fund have been revised.
17.	Comment. Please confirm the numbers in the expense examples are accurate.
Response.  The expense examples have been revised.
18.	Comment. Please confirm the numbers for the Tactical Allocation Fund are accurate.
Response.  The numbers have been revised.
19.	Comment. Please confirm that the expense limitation agreement numbers for the Dividend Income Fund are accurate.
Response.  The numbers have been revised.
20.	Comment. Per Item 22(c)(9), please include that amount that would have been paid during the prior year if the proposed agreement was in effect.
Response.  The disclosure has been disclosed as requested.
21.	Comment. Please add the disclosure for the adviser required under Instruction 1 to Item 22(c)(3)
Response.  The disclosure has been disclosed as requested.
22.	Comment. Please add the adviser compensation disclosure per Item 22(c)(1)(iii).
Response.  The disclosure has been disclosed as requested.
23.	Comment. In paragraph 1 of the factors considered by the Board with respect to the advisory agreement, please revise the disclosure regarding disruption of other advisers.
Response.  The disclosure has been disclosed as requested.

Ms. Lisa Larkin
 Securities and Exchange Commission
November 16, 2016

24.	Comment. Per Item 22(c)(2)(i), please add disclosure whether the Board considered comparisons of the advisory services to be approved.
Response.  The disclosure has been disclosed as requested.
25.	Comment. Please add further disclosure regarding the investment performance of the Funds.
Response.  The disclosure has been disclosed as requested.
26.	Comment. Please revise the second paragraph of considerations regarding the similar to comparable funds language.
Response.  The disclosure has been disclosed as requested.
27.	Comment. Please revise the cost of services language regarding how the fee cap and acquired fund fees and expenses are related to the cost of services.
Response.  The disclosure has been disclosed as requested.
28.	Comment. Please revise the similar or higher language in the cost of services language.
Response.  The requirements of Section 15(f) do not apply to the change of control due to Section 15(f)(4).
29.	Comment. Please remove the reference to the administration agreement in the second paragraph.
Response.  The disclosure has been disclosed as requested.
30.	Comment. Please remove the affiliated broker language, if not applicable.
Response.  The disclosure has been revised as requested.
31.	Comment. Please remove the second reference to "method and basis."
Response.  The disclosure has been disclosed as requested.
32.	Comment. Per Item 22(c)(1)(i), please include the date the sub-advisory agreement was last approved for the Fundamental Growth Fund.
Response.  The last date of approval was added.
33.	Comment. Per Item 22(c)(iii), please include the aggregate sub advisory fee paid last year.
Response.  The fee amount has been added.

Ms. Lisa Larkin
 Securities and Exchange Commission
November 16, 2016

34.	Comment. Please include the breakpoints for the sub-advisory agreement.
Response.  The breakpoints have been added.
35.	Comment. Per Item 3(d)(iii), please add language that the expenses have been restated.
Response.  The disclosure has been disclosed as requested.
36.	Comment. Please add the address for the sub-adviser.
Response.  The disclosure has been disclosed as requested.
37.	Comment. Please add more clarifying disclosure for the investment performance language.
Response.  The disclosure has been disclosed as requested.
38.	Comment. Please remove the language regarding publishing activities.
Response.  The language has been removed.
39.	Comment. Please clarify the lower than and similar to language in the cost of services disclosure.
Response.  The disclosure has been disclosed as requested.
40.	Comment. Please explain why the Board approve the increase in the expense ratio.
Response.  Disclosure regarding the Board's consideration of the increase has been added.
41.	Comment. Please revise the disclosure regarding benefits to the sub-adviser and high frequency trading language.
Response.  The disclosure has been disclosed as requested.
42.	Comment. For the Global Opportunities Fund and Tactical Allocation Fund proposal, please change the references to .45% to 0.45%
Response.  The disclosure has been disclosed as requested.
43.	Comment. In the introductory paragraph, please revise the language regarding "with and without the sub-advisory agreement."
Response.  The disclosure has been disclosed as requested.
44.	Comment. Please confirm the expense table numbers are accurate.

Ms. Lisa Larkin
Securities and Exchange Commission
November 16, 2016

Response.  The numbers have been revised.
45.	Comment. Please confirm accuracy of the expense example.
Response.  The numbers have been revised.
46.	Comment. In paragraph one, please add disclosure about both funds.
Response.  The disclosure has been revised as requested.
47.	Comment. Please clarify the performance of other accounts by the proposed sub-adviser.
Response.  The disclosure has been revised as requested.
48.	Comment. Please add disclosure about Bluestone's performance for its similar strategies.
Response.  The disclosure has been revised as requested.
49.	Comment. Please revise the language for Carden's investment strategy to be in Plain English.
Response.  The expense examples have been revised.
50.	Comment. For Julex, please add the fee in the second paragraph.
Response.  The disclosure has been revised as requested.
51.	Comment. For the Dynamic Growth Fund, please remove the double period.
Response.  The disclosure has been revised as requested.
52.	Comment. In the Manager of Managers proposal, please remove the phrase "To do so."
Response.  The disclosure has been disclosed as requested.
53.	Comment. For the diversification status proposal, please disclosure how portfolio turnover may have adverse tax consequences for investors.
Response.  The disclosure has been disclosed as requested.
54.	Comment. In Attachment A, please change the reference of Interim Agreement to Proposed Agreement.
Response.  The disclosure has been disclosed as requested.

Ms. Lisa Larkin
 Securities and Exchange Commission
November 16, 2016

* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis